UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Current Report on Form 6-K of BioLineRx Ltd. originally filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2012 (the “Original Report”) is being filed for the purpose of correcting the exhibit designation in the Original Report and to file a final redacted version of the Company’s License Agreement with Biokine Therapeutics Ltd., discussed in greater detail in the Original Report, as Exhibit 10.1 to this Amendment No.1.  No other changes have been made in this Amendment No. 1.

Exhibit Index

Exhibit 10.1	License Agreement entered into as of September 2, 2012 by and among BioLineRx Ltd. and Biokine Therapeutics Ltd.(1)

(1)	Portions of this exhibit have been omitted and have been filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Date: February 25, 2013